NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Midway Games Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on March 16, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's February 12, 2009, announcement that the Company and its U.S. subsidiaries filed voluntary petitions in U.S. Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company had previously fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, as well as average global market capitalization over a consecutive 30 trading day period of at least $75 million and latest reported shareholders' equity of at least $75 million. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on February 12, 2009, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on February 12, 2009 and by letter on February 13, 2009. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on February 12, 2009 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The company did not file such request within the specific time period.